                                                                             Press Release

CAE reports second quarter fiscal year 2011 earnings per share of C$0.16

  Revenue up 6% to C$386.6 million compared to prior year

  Net earnings of C$40 million and free cash flow C$46.3 million

  C$437.4 million new orders for C$3.2 billion backlog

Montreal, November 10, 2010 – (NYSE: CAE; TSX: CAE) – CAE today reported financial results for the second quarter ended September 30, 2010. Net earnings were C$40.0 million (C$0.16 per share), compared to C$39.1 million (C$0.15 per share) in the second quarter of last year. Excluding a restructuring charge last year, earnings were $39.9 million (C$0.16 per share). Revenue was C$386.6 million, 6% higher compared to C$364.5 million in the second quarter last year. All financial information is in Canadian dollars.

“Our performance in the second quarter showed more evidence of the recovery underway in commercial aviation with higher utilization of our training centres and increased orders for our simulation products,” said Marc Parent, CAE’s President and Chief Executive Officer. “In military, we continued to add to our order backlog in support of our 10-12% revenue growth target. Government cost cutting will present new challenges to the defence industry, however we expect CAE to continue to grow by helping our customers maintain readiness at a lower cost through simulation-based training.”

Earnings before interest and taxes(1) (EBIT) were $61.9 million, or 16.0% of revenue.

Summary of consolidated results
(amounts in millions, except for operating margins)		Q2-2011	Q1-2011	Q4-2010	Q3-2010	Q2-2010
Revenue		$386.6	366.7	395.9	382.9	364.5
Total segment operating income		$61.9	62.2	64.9	64.6	62.3
Restructuring charge		$–	–	(1.9)	(3.9)	(1.1)
Earnings before interest and income taxes (EBIT)		$61.9	62.2	63.0	60.7	61.2
As a % of revenue	%	16.0	17.0	15.9	15.9	16.8
Net earnings		$40.0	39.4	40.5	37.7	39.1
Backlog		$3,190.9	3,106.1	3,042.8	2,917.1	3,034.8

Military segments

Revenue for CAE’s combined Military segments increased 4% to $205.8 million compared to $197.8 million in the second quarter last year. Unfavourable foreign exchange movements affected both segments in the quarter. Simulation products revenue was stable at $137.2 million. We continue to expect higher growth in the second half of the fiscal year as a result of the back-ended profile of this year’s production and the increasing contribution from some recent large program wins. In training and services, revenue was up 14% at $68.6 million. We had a higher level of maintenance and training services activity and higher professional services revenue.

Combined Military operating income was $36.2 million and operating margin was 17.6% compared to $34.0 million and 17.2%, respectively, in the second quarter last year.

An order was received from the US Air Force to upgrade two C-5 Galaxy weapon systems trainers. Also, we won a contract to upgrade 12 CAE-built helicopter simulators at the German Army Aviation School and we received a contract to upgrade C-130J Hercules training devices used by the UK Royal Air Force. These contracts highlight the kinds of recurring, after-market opportunities that originate from CAE’s customer base. Combined Military orders in the quarter totaled $208.8 million for a book-to-sales ratio of 1.01x. The ratio was 1.33x for the last 12 months.

Civil segments

Revenue for our combined Civil segments increased 8% to $180.8 million compared to $166.7 million in the second quarter last year. This was due mainly to a 15% increase in training and services revenue to $118 million, notwithstanding the foreign exchange headwind. This reflects higher underlying demand for commercial aircraft training and a higher contribution from our New Core Market initiatives. The simulation products segment continued to be challenged with low double-digit EBIT margins as we work through a backlog with lower volumes and pricing. Products revenue was down 2% to $62.8 million. We have seen a higher level of market activity with eight full-flight simulator (FFS) orders booked in the second quarter and 16 announced year-to-date. The market has improved for FFSs. However, a number of the orders we booked year to date include new aircraft types with long-dated deliveries, which will have little contribution to near-term results. We expect our total FFS unit orders for the year to increase to the mid-twenties.

Combined Civil operating margin was 14.2%, comprised of a 10.8% simulation products operating margin and a training and services margin of 16.0%. Before our investment in New Core Markets, the training and services margin was 18.3% and the combined Civil margin was 15.6%.

We received $228.6 million in combined civil segment orders including $116.7 million for simulation products, representing a book-to-sales ratio in that segment of 1.86x.

New Core Markets

We continued to make good progress in CAE Mining with the sale of our mine planning, management and optimization software solutions to major mining companies including BHP Mitsubishi Alliance, Vale Ferrus and Anglo American.

In CAE Healthcare we sold more of our bedside ultrasound solutions as well as our surgical simulators to customers including a contract from the U.S. military. In addition, our ultrasound training curriculum was selected by the American College of Chest Physicians to be integrated in its first critical care ultrasound certification program.

Additional financial highlights

The effect of translating the results of our self-sustaining subsidiaries into Canadian dollars negatively impacted this quarter’s revenue by $19.3 million and net earnings by $2.1 million, when compared to the second quarter of fiscal 2010.

Income taxes were $14.3 million representing an effective tax rate of 26%, compared to 27% last year. The lower rate results from our mix of income from various jurisdictions. Year to date, our effective tax rate is 28%.

Free cash flow(2) was $46.3 million this quarter reflecting a lower investment in non-cash working capital.

Net debt(3) was $278.5 million as at September 30, 2010, down $18.2 million from last quarter.

CAE will pay a dividend of $0.04 per share on December 31, 2010 to shareholders of record at the close of business on December 15, 2010.

Summary of segment financial results
(Amounts in millions, except operating margins, RSEU and FFSs deployed)

Training & Services/Civil (TS/C)
		Q2-2011	Q1-2011	Q4-2010	Q3-2010	Q2-2010
Revenue		$118.0	117.6	113.6	102.4	102.8
Segment operating income		$18.9	22.2	21.0	17.4	15.9
Operating margins	%	16.0	18.9	18.5	17.0	15.5
Backlog		$695.3	706.8	728.7	755.9	792.3
RSEUs		131	132	131	129	128
FFSs deployed		151	150	148	146	144

Simulation Products/Civil (SP/C)
		Q2-2011	Q1-2011	Q4-2010	Q3-2010	Q2-2010
Revenue		$62.8	66.9	64.5	72.6	63.9
Segment operating income		$6.8	8.2	8.9	11.4	12.4
Operating margins	%	10.8	12.3	13.8	15.7	19.4
Backlog		$305.3	251.7	252.4	244.1	254.5

Simulation Products/Military (SP/M)
		Q2-2011	Q1-2011	Q4-2010	Q3-2010	Q2-2010
Revenue		$137.2	115.8	149.3	140.4	137.4
Segment operating income		$24.7	18.0	25.8	23.4	24.3
Operating margins	%	18.0	15.5	17.3	16.7	17.7
Backlog		$920.3	921.2	868.0	815.3	889.8

Training & Services /Military (TS/M)
		Q2-2011	Q1-2011	Q4-2010	Q3-2010	Q2-2010
Revenue		$68.6	66.4	68.5	67.5	60.4
Segment operating income		$11.5	13.8	9.2	12.4	9.7
Operating margins	%	16.8	20.8	13.4	18.4	16.1
Backlog		$1,270.0	1,226.4	1,193.7	1,101.8	1,098.2

Additional information

You will find a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) as well as in our consolidated financial statements which are posted on our website at www.cae.com/Q2FY11.

CAE’s audited annual financial statements and management’s discussion and analysis for the year ended March 31, 2010 have been filed with the Canadian securities commissions and are available on our website (www.cae.com) and on SEDAR (www.sedar.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov).

Conference call Q2 FY2011

CAE will host a conference call focusing on fiscal year 2011 second quarter financial results today at 1:00 p.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialling + 1 800 913-8744 or + 1 416 981-9002. The conference call will also be audio webcast live for the public at www.cae.com.

CAE is a world leader in providing simulation and modelling technologies and integrated training solutions for the civil aviation industry and defence forces around the globe. With annual revenues exceeding C$1.5 billion, CAE employs more than 7,500 people at more than 100 sites and training locations in more than 20 countries. We have the largest installed base of civil and military full-flight simulators and training devices. Through our global network of 29 civil aviation and military training centres, we train more than 75,000 crewmembers yearly. We also offer modelling and simulation software to various market segments and, through CAE’s professional services division, we assist customers with a wide range of simulation-based needs. www.cae.com

Certain statements made in this news release, including, but not limited to, statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring or other special items or events that are announced or completed after the date of this news release, including mergers, acquisitions, or other business combinations and divestitures.

You will find more information about the risks and uncertainties associated with our business in the MD&A section of our annual report and annual information form for the year ended March 31, 2010. These documents have been filed with the Canadian securities commissions and are available on our website (www.cae.com), on SEDAR (www.sedar.com) and a free copy is available upon request to CAE. They have also been filed with the U.S. Securities and Exchange Commission under Form 40-F and are available on EDGAR (www.sec.gov). You will also find on our web site the MD&A for the fiscal 2011 second quarter. The forward-looking statements contained in this news release represent our expectations as of November 10, 2010 and, accordingly, are subject to change after this date. We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

Notes

(1) Earnings before interest and taxes (EBIT) is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track EBIT because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

(2) Free cash flow is a non-GAAP measure that tells us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets and dividends paid and adding proceeds from sale of property, plant and equipment.

(3) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt (debt that matures in more than one year), including the current portion, and subtracting cash and cash equivalents.

Media contact:

Nathalie Bourque, Vice President, Public Affairs and Global Communications, (514) 734-5788, nathalie.bourque@cae.com

Investor relations:

Andrew Arnovitz, Vice President, Investor Relations and Strategy, (514) 734-5760, andrew.arnovitz@cae.com

Consolidated Balance Sheets

(Unaudited)	As at September 30	As at March 31
(amounts in millions of Canadian dollars)	2010	2010
Assets
Current assets
Cash and cash equivalents	$208.6	$312.9
Accounts receivable	267.3	237.5
Contracts in progress	238.1	220.6
Inventories	140.7	126.9
Prepaid expenses	36.3	33.7
Income taxes recoverable	35.5	24.3
Future income taxes	7.4	7.1
	$933.9	$963.0
Property, plant and equipment, net	1,194.7	1,147.2
Future income taxes	81.5	82.9
Intangible assets	145.1	125.4
Goodwill	183.0	161.9
Other assets	163.5	141.5
	$2,701.7	$2,621.9

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$446.3	$467.8
Deposits on contracts	194.4	199.7
Current portion of long-term debt	49.5	51.1
Future income taxes	17.7	23.0
	$707.9	$741.6
Long-term debt	437.6	441.6
Deferred gains and other long-term liabilities	223.9	200.5
Future income taxes	97.1	82.4
	$1,466.5	$1,466.1

Shareholders’ equity
Capital stock	$442.6	$441.5
Contributed surplus	12.8	10.9
Retained earnings	980.2	918.8
Accumulated other comprehensive loss	(200.4)	(215.4)
	$1,235.2	$1,155.8
	$2,701.7	$2,621.9

Consolidated Statements of Earnings
	Three months ended		Six months ended
(Unaudited)		September 30		September 30
(amounts in millions of Canadian dollars, except per share amounts)	2010	2009	2010	2009
Revenue	$386.6	$364.5	$753.3	$747.5
Earnings before restructuring, interest and income taxes	$61.9	$62.3	$124.1	$134.6
Restructuring charge	-	1.1	-	28.3
Earnings before interest and income taxes	$61.9	$61.2	$124.1	$106.3
Interest expense, net	7.6	7.4	14.5	14.0
Earnings before income taxes	$54.3	$53.8	$109.6	$92.3
Income tax expense	14.3	14.7	30.2	26.0
Net earnings	$40.0	$39.1	$79.4	$66.3
Basic and diluted earnings per share	$0.16	$0.15	$0.31	$0.26
Weighted average number of shares outstanding (basic)	256.6	255.6	256.6	255.5
Weighted average number of shares outstanding (diluted) (1)	256.9	255.6	256.8	255.5

(1) For the three and six months ended September 30, 2009, the effect of stock options potentially exercisable was anti-dilutive; therefore, the basic and diluted weighted average number of shares outstanding are the same.

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)
six months ended September 30, 2010
(amounts in millions of Canadian dollars, except number of shares)

		Common Shares			Accumulated
					Other	Total
	Number of	Stated	Contributed	Retained Comprehensive		Shareholders'
	Shares	Value	Surplus	Earnings	Loss	Equity
Balances,
beginning of period	256,516,994	$441.5	$10.9	$918.8	$(215.4)	$1,155.8
Stock options exercised	80,925	0.6	-	-	-	0.6
Transfer upon exercise
of stock options	-	0.2	(0.2)	-	-	-
Stock dividends	25,393	0.3	-	(0.3)	-	-
Stock-based
compensation	-	-	2.1	-	-	2.1
Net earnings	-	-	-	79.4	-	79.4
Dividends	-	-	-	(17.7)	-	(17.7)
Other comprehensive
income	-	-	-	-	15.0	15.0
Balances,
end of period	256,623,312	$442.6	$12.8	$980.2	$(200.4)	$1,235.2

(Unaudited)
six months ended September 30, 2009
(amounts in millions of Canadian dollars, except number of shares)
		Common Shares			Accumulated
					Other	Total
	Number of	Stated	Contributed	Retained	Comprehensive	Shareholders'
	Shares	Value	Surplus	Earnings	Loss	Equity
Balances,
beginning of period	255,146,443	$430.2	$10.1	$805.0	$(47.5)	$1,197.8
Stock options exercised	632,670	3.4	-	-	-	3.4
Transfer upon exercise
of stock options	-	1.7	(1.7)	-	-	-
Stock dividends	24,261	0.2	-	(0.2)	-	-
Stock-based
compensation	-	-	2.0	-	-	2.0
Net earnings	-	-	-	66.3	-	66.3
Dividends	-	-	-	(15.1)	-	(15.1)
Other comprehensive
loss	-	-	-	-	(90.5)	(90.5)
Balances,
end of period	255,803,374	$435.5	$10.4	$856.0	$(138.0)	$1,163.9

Consolidated Statements of Comprehensive Income (Loss)

	Three months ended		Six months ended
(Unaudited)		September 30		September 30
(amounts in millions of Canadian dollars)	2010	2009	2010	2009
Net earnings	$40.0	$39.1	$79.4	$66.3
Other comprehensive income (loss):
Foreign currency translation adjustment
Net foreign exchange gains (losses) on translation of financial
statements of self-sustaining foreign operations	$10.6	$(83.2)	$26.1	$(137.4)
Net change in gains (losses) on certain long-term debt
denominated in foreign currency and designated as
hedges of net investments in self-sustaining foreign
operations	3.3	12.5	(0.9)	10.6
Reclassification to income	-	-	(0.3)	-
Income taxes	(0.4)	(0.4)	(0.4)	1.3
	$13.5	$(71.1)	$24.5	$(125.5)
Net changes in cash flow hedge
Net change in (losses) gains on derivative items
designated as hedges of cash flows	$(3.4)	$24.1	$(7.8)	$37.3
Reclassifications to income or to the related
non-financial assets or liabilities	2.8	(0.1)	(5.6)	13.2
Income taxes	0.2	(7.5)	3.9	(15.5)
	$(0.4)	$16.5	$(9.5)	$35.0
Total other comprehensive income (loss)	$13.1	$(54.6)	$15.0	$(90.5)
Comprehensive income (loss)	$53.1	$(15.5)	$94.4	$(24.2)

Consolidated Statement of Accumulated Other Comprehensive Loss

	Foreign		Accumulated
(Unaudited)	Currency		Other
as at September 30, 2010	Translation	Cash Flow	Comprehensive
(amounts in millions of Canadian dollars)	Adjustment	Hedge	Loss
Balance in accumulated other comprehensive
loss, beginning of period	$(226.4)	$11.0	$(215.4)
Details of other comprehensive income:
Net change in gains (losses)	25.2	(7.8)	17.4
Reclassification to income or to the related
non-financial assets or liabilities	(0.3)	(5.6)	(5.9)
Income taxes	(0.4)	3.9	3.5
Total other comprehensive income	$24.5	$(9.5)	$15.0
Balance in accumulated other comprehensive
loss, end of period	$(201.9)	$1.5	$(200.4)

		Notes to the Consolidated Financial Statements

Consolidated Statements of Cash Flows

	Three months ended		Six months ended
(Unaudited)	September 30		September 30
(amounts in millions of Canadian dollars)	2010	2009	2010	2009
Operating activities
Net earnings	$40.0	$39.1	$79.4	$66.3
Adjustments to reconcile earnings to cash flows from
operating activities:
Depreciation	18.6	18.2	36.6	37.5
Financing cost amortization	0.3	0.2	0.5	0.4
Amortization of intangible and other assets	4.9	5.0	9.8	9.0
Future income taxes	9.1	(5.2)	13.3	1.8
Investment tax credits	(1.8)	4.2	(2.9)	2.5
Stock-based compensation plans	5.7	7.6	11.4	8.4
Employee future benefits, net	(0.4)	0.1	0.9	(0.6)
Amortization of other long-term liabilities	(1.8)	(1.9)	(3.6)	(3.7)
Other	(4.4)	5.4	(8.6)	(0.8)
Changes in non-cash working capital	(1.6)	43.7	(112.5)	(24.3)
Net cash provided by operating activities	$68.6	$116.4	$24.3	$96.5
Investing activities
Business acquisitions, net of cash and cash
equivalents acquired	$(3.1)	$(5.2)	$(21.2)	$(22.9)
Joint venture, net of cash and cash equivalents acquired	-	-	(1.9)	-
Capital expenditures	(31.5)	(26.3)	(53.8)	(58.3)
Proceeds from disposal of property, plant and equipment	1.3	0.9	1.3	8.5
Deferred development costs	(5.6)	(3.0)	(8.6)	(6.1)
Other	(3.8)	(3.5)	(8.8)	(5.0)
Net cash used in investing activities	$(42.7)	$(37.1)	$(93.0)	$(83.8)
Financing activities
Proceeds from long-term debt, net of transaction costs
and hedge accounting adjustment	$8.0	$9.5	$13.4	$154.7
Repayment of long-term debt	(6.1)	(5.8)	(13.2)	(90.3)
Proceeds from capital lease	-	-	-	16.9
Repayments of capital lease	(12.3)	(2.8)	(13.5)	(3.2)
Dividends paid	(10.1)	(7.5)	(17.7)	(15.1)
Common stock issuance	0.3	1.3	0.6	3.4
Other	(0.2)	-	(8.2)	(1.4)
Net cash (used in) provided by financing activities	$(20.4)	$(5.3)	$(38.6)	$65.0
Effect of foreign exchange rate changes on cash
and cash equivalents	$2.6	$(9.9)	$3.0	$(15.8)
Net increase (decrease) in cash and cash equivalents	$8.1	$64.1	$(104.3)	$61.9
Cash and cash equivalents, beginning of period	200.5	193.0	312.9	195.2
Cash and cash equivalents, end of period	$208.6	$257.1	$208.6	$257.1